Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this registration statement on Form S-3 of Inphi Corporation of our report dated October 3, 2014 with respect to the statements of assets acquired and liabilities assumed by Inphi Corporation pursuant to an agreement and plan of merger dated July 30, 2014, of the Infrastructure Business Unit of Cortina Systems, Inc. as of December 31, 2013 and 2012 and the related statements of net revenue and direct expenses for each of the years in the three year period ended December 31, 2013, and the related notes to the abbreviated financial statements, which report appears in the current report on Form 8-K/A of Inphi Corporation dated November 7, 2014. We also consent to the reference to us under the heading "Experts" in such registration statement.

/s/ ARMANINO LLP

San Jose, California

November 7, 2014